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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(RULE 13d - 101)

Information to be included in statements filed pursuant to
13d-1(a) and amendments thereto filed pursuant to 13d-2(a)
(Amendment No.   9  )*

Zoll Medical Corporation
(Name of Issuer)

Common Stock, $.02 par value
(Title of Class of Securities)

989922109
(CUSIP Number)

Stephen M. Schultz, Esq., Kleinberg, Kaplan, Wolff & Cohen,
P.C., 551 Fifth Avenue, 18th Floor, New York, New York  10176,
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 7, 1999
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box -.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

(Page 1 of 22)

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)
           Elliott Associates, L.P., a Delaware Limited
           Partnership

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) -
     (b) -

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
           00

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e) -

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7.   SOLE VOTING POWER
           476,100

1.   SHARED VOTING POWER
           0

2.   SOLE DISPOSITIVE POWER
           476,100

3.   SHARED DISPOSITIVE POWER
           0

4.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
           476,100

5.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

6.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           7.69%

7.   TYPE OF REPORTING PERSON*
           PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)
           Westgate International, L.P., a Cayman Islands
           Limited Partnership

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) -
     (b) -

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
           00

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) -

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
           Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7.   SOLE VOTING POWER
           0

8.   SHARED VOTING POWER
           476,100

9.   SOLE DISPOSITIVE POWER
           0

10.  SHARED DISPOSITIVE POWER
           476,100

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
           476,100

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           7.69%

14.  TYPE OF REPORTING PERSON*
           PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)
           Martley International, Inc., a Delaware corporation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) -
     (b) -

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
           00

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e) -

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7.   SOLE VOTING POWER
           0

8.   SHARED VOTING POWER
           476,100

9.   SOLE DISPOSITIVE POWER
           0

10.  SHARED DISPOSITIVE POWER
           476,100

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
           476,100

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           7.69%

14.  TYPE OF REPORTING PERSON*
           CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
     This statement is filed pursuant to Rule 13d-2(a) with respect to the shares of common stock, $.02 par value (the "Common Stock") of Zoll Medical Corporation (the "Issuer") beneficially owned by the Reporting Persons specified herein as of November 13, 1998 and amends and supplements the
Schedule 13D dated January 8, 1998, as amended on January 23, 1998, February 20, 1998, April 17, 1998, May 11, 1998, May 26,
1998, August 3, 1998, September 10, 1998 and November 13, 1998 (the "Schedule 13D"). Except as set forth herein, the
Schedule 13D, as previously amended, is unmodified.

ITEM 4.    Purpose of Transaction

     Each of Elliott and Westgate acquired the Common Stock beneficially owned by it in the ordinary course of its trade or business of purchasing, selling, trading and investing in securities. Martley has acted as investment manager with respect to Westgate's acquisition of beneficial ownership of Common Stock.

     Depending upon market conditions and other factors that it may deem material, including the terms of the Settlement (described below), each of Elliott and Westgate may purchase additional shares of Common Stock or related securities or may dispose of all or a portion of the Common Stock or related securities that it now beneficially owns or may hereafter acquire.

     In accordance with a Settlement Agreement entered into by Elliott, Westgate and the Issuer on January 7, 1999 (the "Settlement"), a copy of which is attached hereto as Exhibit D, Elliott and Westgate have agreed: (i) to dismiss the litigation identified in Amendment #6 to the Schedule 13D dated August 3, 1998, (ii) not to proceed with their proposed proxy contest for the election of directors and the passage of shareholder proposals at the Issuer's 1999 Annual Meeting of Shareholders, and (iii) to limit their actions (including their purchase of additional shares) with respect to the Issuer prior to October 1, 1999 (or such later date as may apply under the terms of the Settlement). Additionally, in accordance with the Settlement, Dr. James W. Biondi was elected to the Issuer's Board of Directors by its then current members.

     All references to and summaries of the Settlement described in this Schedule 13D are qualified in their entirety by the information set forth in the full text of the Settlement attached hereto as Exhibit D, which should be read in its entirety for a more complete description of the information contained therein.

     None of Elliott, Westgate or Martley currently has any definitive plans or proposals, other than those described above, which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4. SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:
January 7, 1999       ELLIOTT ASSOCIATES, L.P.


                      By: /s/ Paul E. Singer
                            Paul E. Singer
                            General Partner



                      WESTGATE INTERNATIONAL, L.P.

                      By: Martley International, Inc.,
                            as attorney-in-fact


                            By: /s/ Paul E. Singer
                                  Paul E. Singer
                                  President



                      MARTLEY INTERNATIONAL, INC.


                            By: /s/ Paul E. Singer
                                  Paul E. Singer
                                  President

Exhibit D

AGREEMENT

     This AGREEMENT, dated as of January 7, 1999 (the "Agreement"), is by and among Zoll Medical Corporation, a Massachusetts corporation ("Zoll"), Elliott Associates, L.P., a Delaware limited partnership ("Elliott"), and Westgate International, L.P., a Cayman Islands limited partnership ("Westgate" and together with Elliott, the "Holders").

     WHEREAS, the Holders beneficially own an aggregate of 952,200 shares (the "Shares") of common stock, par value $0.02 per share, of Zoll ("Zoll Common Stock");

     WHEREAS, on August 3, 1998, Elliott and Westgate filed a lawsuit against Zoll and each of the Directors of Zoll in the United States District Court, District of Massachusetts, captioned Elliott Associates, L.P. and Westgate International, L.P. v. Zoll Medical Corporation, Willard M. Bright, Thomas M. Claflin II, M. Stephen Heilman, Noah T. Herndon, Daniel M. Mulvena, Richard A. Packer and Rolf S. Stutz, Civ. Action Docket No. 98CV-11626-PBS (the "Litigation");

     WHEREAS, by letter dated September 23, 1998, Elliott and Westgate have demanded that Zoll deliver certain information to Elliott and Westgate and have subsequently amended such requests for information (such requests collectively, as amended, the "Demand");

     WHEREAS, by letter dated November 9, 1998, Elliott and Westgate nominated James W. Biondi and Michael W. Cleman for election as directors of Zoll and put forth two proposals to be acted on by the stockholders of Zoll at its 1999 Annual Meeting of Stockholders (the "1999 Annual Meeting" and the "Stockholder Nominations and Proposals"); and

     WHEREAS, Zoll and the Holders desire to resolve all disputes between them, including those matters at issue in or with respect to the Litigation, the Demand and the Stockholder
Nominations and Proposals.

     NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

Section 1. Representations.

     (a) Binding Agreement. Zoll hereby represents and warrants that this Agreement has been duly authorized, executed and delivered by Zoll, and is a valid and binding obligation of Zoll, enforceable against Zoll in accordance with its terms. Each of the Holders jointly and severally represents and warrants that this Agreement has been duly authorized, executed and delivered by each Holder, and is a valid and binding obligation of each such Holder, enforceable against each such Holder in accordance with its terms.

     (b) Share Ownership of Zoll Common Stock. The Holders hereby represent and warrant that as of the date hereof, each of the Holders and their Affiliates are the beneficial owners of the number of shares (the "Shares") of Zoll Common Stock set forth opposite such Holder's or Affiliate's name on Exhibit A hereto, and the Holders and the Affiliates are not the beneficial owners of, and do not have any rights, options or agreements to acquire, any other shares of Zoll Common Stock.

     For purposes of this Agreement, the term "Affiliate" and "Associate" shall have the respective meanings set forth in Rule 12b-2 promulgated by the Securities and Exchange
Commission (the "SEC") under the Securities Exchange Act of
1934, as amended (the "Exchange Act").

     For the purposes of this Agreement, the term "beneficial owner"shall have the same meaning as ascribed thereto in Rule 13d-3 promulgated by the SEC under the Exchange Act except that a person shall also be deemed to be the beneficial owner of all shares of Zoll Common Stock which such person has the right to acquire pursuant to the exercise of any rights in connection with any securities or any agreement, regardless of when such rights may be exercised and whether they are conditional.

Section 2. Directors.

     (a) Effective upon the execution of this Agreement, the Board of Directors of Zoll (the "Board") has voted to increase the size of the Board to eight members and has elected Dr. James W. Biondi as a Class III Director for a two-year term ending upon the election of Directors at Zoll's 2001 annual meeting of stockholders to fill the resulting vacancy on the Board.

     (b) Until the earliest of February 1, 2001, the date any of the Holders or any Affiliate of a Holder commences a Proxy Contest (as defined below) or such time as the Holders and their Affiliates in the aggregate are the beneficial owners of less than 5% of the then outstanding shares of Zoll Common Stock, the Holders, jointly and severally, and Zoll agree that:

           (i) If the Board is subsequently expanded to at least ten (10) members, one additional Director (i.e., the eleventh) shall be elected to serve on the Board as provided in Section 2(b)(ii). In no event shall Zoll expand its Board to more than twelve (12) directors; and

           (ii) If Mr. Biondi ceases to serve as a Director for any reason, or an additional Director is to be added to the Board pursuant to Section 2(b)(i), Zoll shall promptly take such actions as are necessary to elect a person or persons, as the case may be, proposed by the Holders and reasonably acceptable to Zoll, to be a Director. Mr. Biondi and any such additional Director added pursuant to Section 2(b), or their replacements elected pursuant to this Agreement, shall not be removed from the Board except for cause. If any of such directors is no longer serving as a director, the Holders shall have the right to propose a replacement, reasonably acceptable to Zoll, to replace such director and Zoll shall promptly take such actions as are necessary to elect such proposed person. It is understood that any person proposed by the Holders pursuant to this
Section 2(b)(ii) to be elected as a director is intended by the parties to be independent of both Zoll and the Holders, and Zoll may take into consideration any former or current relationships any such proposed person has or had with either of the Holders or any of their Affiliates or Associates in deciding whether to accept any such proposed person.

Section 3  Voting.

     (a) For so long as Mr. Biondi or any person proposed by the Holders and elected pursuant to Section 2 holds any Board seat, or the Holders are then entitled (and have not irrevocably waived their rights) to propose a person to be elected a Director pursuant to Section 2, the Holders will cause all shares of Zoll Common Stock beneficially owned by any Holder, or any Holder's Affiliates, and will use all reasonable efforts to cause all shares of Zoll Common Stock beneficially owned by any Holder's Associates, as of the record date for any meeting, to be present for quorum purposes at any meeting of stockholders of Zoll at which the vote of Zoll's common stockholders is sought. The Holders further agree to vote, or cause to be voted, all shares beneficially owned by any Holder or any Affiliate, and will use all reasonable efforts to cause to be voted all shares owned by any Associate of any Holder, as follows:

           (i) Notwithstanding anything in this Section 3 to the contrary, for the Board's two nominees for director at the 1999 Annual Meeting and, if the average closing price of Zoll Common Stock as reported in The Wall Street Journal is at or above $11.75 (adjusted to reflect any stock dividends, stock splits, reverse stock splits or similar events after the date hereof) per share over any period of twenty (20) consecutive trading days at any time during the sixty (60) trading days up to and including the trading day immediately preceding the date on which matters are voted on at the 2000 Annual Meeting of Stockholders (the "2000 Annual Meeting"), for all of the Board's nominees for director at the 2000 Annual Meeting;

           (ii) In favor of the Board's proposal to be presented at the 1999 Annual Meeting to increase the number of shares available for grant under Zoll's 1992 Stock Option Plan by 300,000 shares; and

           (iii)Either for the position recommended by the Board or by abstaining from voting on all other proposals at the 1999 Annual Meeting and, if the average closing price of the Zoll Common Stock as reported in The Wall Street Journal is at or above $11.75 (adjusted to reflect any stock dividends, stock splits, reverse stock splits or similar events after the date hereof) per share over any period of twenty (20) consecutive trading days at any time during the sixty (60) trading days up to and including the trading day immediately preceding the date on which matters are voted on at the 2000 Annual Meeting, for the position recommended by the Board or by abstaining from voting against, all proposals (other than the election of Directors) at the 2000 Annual Meeting.

     The Holders further agree to take all action necessary to carry out the intention of this Section 3(a), including, without limitation, delivering executed proxies for all shares of Zoll Common Stock beneficially owned by any Holder or their Affiliates, and will use all reasonable efforts to cause the Holder's Associates to take such actions, as of the applicable record date.

      (b) In the event any of the Holders or their Affiliates desires to commence a Proxy Contest relating to Zoll that is not otherwise prohibited by the terms of this Agreement, and Mr. Biondi or any director proposed by the Holders who has been elected pursuant to Section 2(b) hereof is then serving on the Board, then the Holders shall (i) notify Zoll that they will commence a Proxy Contest at least ten (10) business days prior to commencing such contest and ( ii) provide to Zoll written offers to resign from the Board from all of such directors. If Zoll, within such ten business day period, notifies the Holders in writing of its intention not to accept one or more of such offers of resignation and any of such directors remains on the Board after such ten-day period, then the Holders agree that if the Proxy Contest relates to the election of directors, the Holders will put forth one or two fewer nominees, as applicable, as calculated by subtracting from the number of seats open for election the number of directors serving on the Board pursuant to Section 2 who did not resign. If Zoll, within such ten business day period, accepts all of such resignations or such directors resign within such ten day period, then the provisions of the immediately preceding sentence shall not apply.

      For purposes of this Agreement (i) the commencement of any proxy contest shall mean any public announcement (including any SEC filing) after the date hereof (and, for purposes of Section 5(b) only, any communication with any of Zoll's shareholders after the date hereof) that any Holder or its Affiliate or any Associate of any Holder has commenced, will commence or is considering commencing a Proxy Contest and
(ii) a proxy contest shall mean any attempt to nominate, or cause any other person to nominate, a director of Zoll (except as permitted by Section 2), or to make or support a shareholder proposal not supported by management, at any meeting of Zoll's shareholders (a "Proxy Contest").

      Zoll hereby covenants and agrees not to move the date of its annual meeting of shareholders, or a special meeting of shareholders in lieu thereof, for the year 2000 to a date earlier than February 1, 2000.

Section 4.   Acquisition of Stock.

      Each of the Holders jointly and severally covenants and agrees that, from and after the date hereof, neither the Holders nor any of their Affiliates will, directly or indirectly, including without limitation by encouraging, assisting or using any Associate of any Holder or of any Affiliate of any Holder, without the prior written consent of Zoll specifically expressed in a vote adopted by the Board, purchase or cause to be purchased or otherwise acquire or agree to acquire, or become or agree to become the beneficial owner of, any other securities (other than the Shares) issued by Zoll, or any securities convertible into or exchangeable for any other equity securities of Zoll, if in any such case immediately after the taking of such action the Holders, their Affiliates or any Associates of the Holders being directly or indirectly encouraged, assisted or used by the Holder or an Affiliate of a Holder, either individually or in the aggregate, would then be or become the beneficial owner of more than 15.46% of the then outstanding shares of Zoll Common Stock (provided that if the event immediately preceding such 15.46% threshold's having been exceeded is a reduction in the number of shares of Zoll Common Stock outstanding, the Holders shall not be obligated to sell any shares of Zoll Common Stock as a result of such event).

Section 5.   Standstill Arrangements.

      Each of the Holders jointly and severally agrees that, from and after the date of this Agreement and prior to the Termination Date (as defined in Section 8 below), none of the Holders nor any of their Affiliates will, directly or indirectly, solicit, request, actively advise, actively assist or encourage others to:

      (a) form, join in or in any other way participate in a "partnership, limited partnership, syndicate or other group" within the meaning of Section 13(d)(3) of the Exchange Act with respect to shares of Zoll Common Stock or deposit any shares in a voting trust or similar arrangement or subject any shares to any voting agreement or pooling arrangement, other than solely with one or more Affiliates with respect to the Shares or pursuant to this Agreement;

      (b) commence a Proxy Contest, solicit proxies or written consents of shareholders with respect to Zoll Common Stock under any circumstances, or make, or in any way participate in, any "solicitation" of any "proxy" to vote any shares of Zoll Common Stock, or become a "participant" in any election contest with respect to Zoll (as such terms are defined or used in Rules 14a-1 and 14a-11 under the Exchange
Act);

      (c) seek to call, or to request the call of, a special meeting of the shareholders of Zoll, or seek to make
(including, without limitation, making any request for a list of shareholders of Zoll), or make, a shareholder proposal at any meeting of the shareholders of Zoll;


      (d) commence or announce any intention to commence any tender offer for any shares of Zoll Common Stock, or file with or send to the SEC a Schedule 13D or any amendments to any
Schedule 13D under the Exchange Act with respect to Zoll
Common Stock to reflect changes to the disclosures set forth therein and exhibits filed therewith, except (i) for the amendment to the Schedule 13D previously filed with the SEC by the Holders with respect to Zoll Common Stock (the "Current
Schedule 13D") in the form previously agreed to in writing by the parties or (ii) to the extent such amendment is filed solely to report one or a combination of (A) purchases of Zoll Common Stock permitted by this Agreement, (B) dispositions of Zoll Common Stock (including dispositions that reduce the Holders' beneficial ownership below 5%), (C) the proposing of a candidate for election to the Board of Directors as permitted by Section 2, or (D) material litigation involving the Shareholder Rights Agreement or this Agreement (if, but only if, the reporting of such litigation on such amendment is required by law and the Holders have given Zoll, in writing, a copy of the proposed amendment at least three (3) business days prior to the filing thereof). In addition, the Holders may file a Schedule 13D to comply with amendments after the date hereof to Section 13(d) of the Exchange Act, to the rules promulgated thereunder, or to the SEC's interpretation of either of the foregoing. Such permitted amendments shall be referred to as the "Permitted Schedule 13D Amendments." In no case shall Item 4 of the Current Schedule 13D be amended, except as otherwise permitted by this Section 5(d);

      (e) make a proposal or bid with respect to, or announce any intention or desire to make, or publicly make or disclose, cause to be made or disclosed publicly, any proposal or bid with respect to, the acquisition of any substantial portion of the assets of Zoll or of all or any portion of the outstanding Zoll Common Stock (except the Holders may file Permitted Schedule 13D Amendments), or any merger, consolidation, other business combination, restructuring, recapitalization, liquidation or other extraordinary transaction involving Zoll;

      (f) otherwise act alone or in concert with others to seek control of the Board or, except for any person proposed by the Holders pursuant to Section 2(b)(ii) hereof, any change in the composition of the Board.

      (g) take any action or form any intention which would require an amendment to the Current Schedule 13D (other than amendments containing only the Permitted Schedule 13D
Amendments);

      (h) make, or in any way assist any party in making, any short sale, as defined in Rule 3b-3 under the Exchange
Act, with respect to shares of Zoll Common Stock;

      (i) arrange, or in any way participate in, any financing for any transaction referred to in clauses (a) through (h) above inclusive; or

      (j) make public, or cause or facilitate the making public (including by disclosure to any journalist or other representative of the media) of, any request, or otherwise seek (in any fashion that would require public disclosure by any of the Holders or their Affiliates), to obtain any waiver or consent under, or any amendment of, any provision of this Agreement.

Section 6. Dismissal of Litigation and Withdrawal of Demand and Stockholder Nominations and Proposals

      Concurrently with the execution hereof, the parties are causing their counsel to execute and file in the United States District Court, District of Massachusetts a Stipulation of Dismissal Without Prejudice in the form attached hereto as Exhibit B. The Holders hereby covenant and agree that until the Termination Date they will not commence, or in any way maintain or participate in any action, suit or proceeding of any kind, or, directly or indirectly, support or encourage any other person to commence, join in or in any way maintain or participate in, any action, suit or proceeding of any kind with respect to the "Adverse Person" provisions of the Shareholder Rights Agreement between Zoll and State Street Bank and Trust Company dated as of June 8, 1998 (the "Shareholder Rights Agreement"); provided, however, that (A) if Zoll notifies the Holders pursuant to Section 7 below of its intention to declare either of the Holders or any of their Affiliates or Associates an "Adverse Person" pursuant to the Shareholder Rights Agreement, the preceding covenant shall not apply unless and until Zoll shall withdraw such notice or (B) if Zoll declares either of the Holders or their Affiliates or Associates "Adverse Persons" pursuant to the Shareholder Rights Agreement, the preceding covenant shall not apply. The Holders hereby withdraw the Demand and the Stockholder Nominations and Proposals and hereby waive any rights related to the Demand or the Stockholder Nominations and Proposals.

Section 7.   Notification of Intention to Declare the Holder an
             Adverse Person.

      Zoll covenants and agrees that until the Termination Date (as defined in Section 8 below), if Zoll believes valid grounds exist to declare either of the Holders or any of their Affiliates or Associates an Adverse Person, as defined in the Shareholder Rights Agreement, Zoll shall, before making any such declaration, give such person at least ten (10) business days advance written notice of the grounds it believes exist to declare such person an Adverse Person.

Section 8.   Termination.

      This Agreement shall terminate on October 1, 1999 (the "Termination Date"); provided, however, that the provisions of
Section 2 and 3 shall survive any such termination and shall expire as provided in Section 2 or 3, as applicable. Notwithstanding the foregoing, in the event that the average closing price of the Zoll Common Stock as reported in The Wall Street Journal is at or above $13.50 (adjusted to reflect any stock dividends, stock splits, reverse stock splits or similar events after the date hereof) per share over any period of 20 consecutive trading days between the date of this Agreement up to and including the trading day immediately preceding October 1, 1999, the Termination Date shall automatically be extended to the later of March 31, 2000 and the date of the final adjournment of Zoll's Annual Meeting of Stockholders to be held in the year 2000, provided that such meeting shall initially be scheduled to be held no later than February 15, 2000 and unless delayed by litigation or other matters beyond Zoll's control (including the necessity under the proxy rules promulgated by the SEC to amend proxy materials as a result of any such matters) be held and finally adjourned no later than March 31, 2000. Notwithstanding the foregoing, Zoll or the Holders may terminate this Agreement in their reasonable discretion if either of the Holders or Zoll, as the case may be, fails to comply in all material respects with its respective covenants and obligations in this Agreement.

Section 9.   Remedies.

      (a) Each party hereto hereby acknowledges and agrees that irreparable harm would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any state or federal court in The Commonwealth of Massachusetts, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with such remedy are hereby waived.

      (b) The parties hereto agree that any actions, suits or proceedings arising out of or relating to this Agreement, the transactions contemplated hereby or any document referred to herein shall be brought exclusively in the courts of The Commonwealth of Massachusetts and/or the courts of The United States of America located in The Commonwealth of Massachusetts (and the parties agree not to commence any action, suit or proceeding relating thereto except in such courts), and further agree that service of any process, summons, notice or document by U.S. registered or certified mail, return receipt requested, to the respective addresses set forth in Section 13 hereof shall be effective service of process for any such action, suit or proceeding brought against any party in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this agreement or the transactions contemplated hereby, in the courts of The Commonwealth of Massachusetts or the United States of America located in The Commonwealth of Massachusetts, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in any inconvenient forum.

Section 10.  Entire Agreement.

      This Agreement contains the entire understanding of the parties with respect to the subject matter hereof and may be amended only by an agreement in writing executed by the parties hereto.

Section 11.  Headings.

      Descriptive headings are for convenience only and shall not control or affect the meaning or construction of any provision of this Agreement.

Section 12.  Number; Gender.

      Whenever the singular number is used herein, the same shall include the plural where appropriate, and words of any gender shall include each other gender where appropriate.

Section 13.  Notices.

      All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be validly given, made or served, if sent by facsimile with a copy to be delivered by overnight courier on the next business day to the following addresses or such other addresses specified in writing by the relevant recipient at least five (5) calendar days before the notice:

if to Zoll:        Zoll Medical Corporation.
                   32 Second Avenue, Northwest Park
                   Burlington, Massachusetts  01803
                   Facsimile:  (781) 273-0658
                   Attention:  Chief Executive Officer

with a copy to:    Goodwin, Procter & Hoar LLP
                   Exchange Place
                   Boston, Massachusetts  02109
                   Facsimile: (617) 523-1231
                   Attention:   Stephen W. Carr, P.C.
                                Raymond C. Zemlin, P.C.

if to the Holders:       Elliott Associates, L.P.
                   712 Fifth Avenue
                   36th Floor
                   New York, New York  10019
                   Facsimile: (212) 974-2092
                   Attention:   Mr. Paul E. Singer
                                Michael Loew, Esq.

with copies to:    Kleinberg, Kaplan, Wolff & Cohen, P.C.
                   551 Fifth Avenue
                   18th Floor
                   New York, New York  10176
                   Facsimile: (212) 986-8866
                   Attention:   David Parker, Esq.
                                Stephen M. Schultz, Esq.

Section 14.  Enforceability.

      If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the parties that the parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable. In addition, the parties agree to use their best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or unenforceable by a court of competent jurisdiction.

Section 15.  Law Governing.

      This Agreement shall be governed by and construed and enforced in accordance with the laws of The Commonwealth of Massachusetts, without regard to any conflict of laws provisions thereof.

Section 16.  Binding Effect.

      This Agreement shall be binding upon and inure to the benefit of and be enforceable by the successors and assigns of the parties hereto. Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 17.  Counterparts.

      This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 18.  No Presumption Against Draftsperson.

      Each of the undersigned parties hereby acknowledges the undersigned parties fully negotiated the terms of this Agreement, that each such party had an equal opportunity to influence the drafting of the language contained in this Agreement and that there shall be no presumption against any such party on the ground that such party was responsible for preparing this Agreement or any part hereof.

Section 19.  Compliance with Obligations.

      Zoll's and the Holders' covenants and obligations hereunder are expressly conditioned upon and subject to compliance in all material respects by the Holders and Zoll, respectively, with their respective covenants and obligations hereunder.

Section 20.  Press Release.

      Promptly after the execution of this Agreement the parties hereto shall issue a press release in the form previously agreed to in writing by the parties hereto.

[END OF TEXT]

{Signature Page to Agreement}


      IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement as of the date first above written.


      ZOLL MEDICAL CORPORATION


      By:    /s/ Rolf S. Stutz
             Rolf S. Stutz, Chairman


      ELLIOTT ASSOCIATES, L.P.

      By: Braxton Associates, L.P., as general partner

             By: Braxton Associates, Inc., as general partner

                   By:   /s/ Ralph DellaCamera
                         Ralph DellaCamera, Vice President


      WESTGATE INTERNATIONAL, L.P.

      By:    Martley International, Inc., as attorney-in-fact

             By:   /s/ Ralph DellaCamera
                   Ralph DellaCamera, Vice President

EXHIBIT A


Ownership of Stock by the Holders and Affiliates


Name                                  Zoll Shares

Elliott Associates, L.P.                    476,100

Westgate International, L.P.          476,100*

Martley International, Inc.           476,100*





* Westgate and Martley share dispositive power over these 476,100 shares.

EXHIBIT B

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS


* * * * * * * * * * * * * * *   *
                                *
ELLIOTT ASSOCIATES, L.P. and,   *
WESTGATE INTERNATIONAL, L.P.,   *
                                *
             Plaintiff,         *
                                *
      v.                        *     CIVIL ACTION
                                *     NO. 98CV11626PBS
ZOLL MEDICAL CORPORATION,       *
WILLARD M. BRIGHT,                    *
THOMAS M. CLAFLIN II,           *
M. STEPHEN HEILMAN,             *
NOAH T. HERNDON,                *
DANIEL M. MULVENA,                    *
RICHARD A. PACKER,                    *
and ROLF S. STUTZ,                    *
                                *
             Defendants.        *
                                *
* * * * * * * * * * * * * * *   *


STIPULATION

      It is hereby stipulated and agreed by, between and among the undersigned counsel for the parties that this action shall be, and the same hereby is, dismissed without prejudice and without costs.

      The Stipulation may be filed without notice.


ZOLL MEDICAL CORPORATION,
WILLARD M. BRIGHT,
THOMAS M. CLAFLIN II,
M. STEPHEN HEILMAN,
NOAH T. HERNDON,
DANIEL M. MULVENA,
RICHARD A. PACKER,
and ROLF S. STUTZ
By their attorneys,


__________________________________
F. Dennis Saylor, IV (BBO# 443710)
Goodwin, Procter & Hoar LLP
Exchange Place
Boston, MA 02109
(617) 570-1977

ELLIOTT ASSOCIATES, L.P. and
WESTGATE INTERNATIONAL, L.P.
By their attorneys,



_______________________________
Jeffrey B. Rudman (BBO #433380)
Daniel W. Halston, (BBO#548692)
Hale and Dorr LLP
60 State Street
Boston, MA 02109
(617) 526-6000




____________________
Dated: January __, 1999